STEVEN D. TALBOT, P.S.
Lawyer
2101 NE 129th Street, Suite 213
Vancouver, WA 98686
360-816-8518 Phone
360-816-8503 fax

April 2, 2012

Mr. Ryan Houseal
United States Securities and Exchange Commission
Washington, DC 20549

RE:	EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-12G/A (Amendment No. 1 to Form 10-12G)
Filed January 27, 2012
File No.  000-14039

Dear Mr. Houseal:

With respect to and in response thereto your Comment letter dated February 14, 2012 with respect to the Company’s Form 10-12G/A filed with the Securities and Exchange Commission on January 27, 2012, our responses are as follows:

For your convenience, we have reproduced the comments from the Commission’s staff in the order provided followed by the Company’s corresponding response.

Market and Competition

Market, page 18

1.
We reissue prior comment 1. Please provide us with complete hard copies of the third-party reports referenced in your document. As we stated in our prior comment, the reports should be marked or highlighted to show the information from the report that is referenced in your document with cross-references to the pages in your document where such information is cited.

Response:

We have attached the hard copy of the third party reports referenced in the Form 10 with the selected pages and pertinent items highlighted.   The information in these items was previously edgarized.

Management’s Discussion and Analysis [o]f Financial Condition and Results of Operations

Results of Operations

General

2.
We note your reference to “new marketing efforts” on page 36 and the “restructuring of the marketing and sales processes” on page 38. Please revise your disclosures to explain further what these activities involved and enhance your discussion regarding the impact of such activities on your results of operations. Also, tell us whether you recorded any charges related to your restructuring activities and if so, tell us how you considered the guidance in ASC 420.

Response:

Beginning in 2011, the Company shifted its focus from soliciting business at trade shows to direct sales.  The sales force did not change but simply its method of gaining contact with prospects.  No salespeople were terminated as a result.  All salespeople and the facilities from which they operated remained in use.  The costs associated with attendance at trade shows was the same as the amount which was allocated to direct sales efforts and no new materials were prepared and no costs were incurred shifting to the new sales methodology which would be characterized as costs of termination, exiting or disposal.  We believe that the guidance under ASC 420 does not apply nor should it affect our disclosures.

In the Second Amended Form 10-12G/A, we will revise the disclosure to include a discussion of our marketing efforts as follows:

During 2011, the Company shifted its focus from soliciting new business at trade shows to direct sales. This shift in technique was related to finding a more successful manner of initiating contact with prospects and sales leads.  We plan to continue to develop our product line to expand the number of gaming systems to which it can be adapted and we are pursuing international markets which we believe is a growing and lucrative environment for our product.   Potential prospects and sales leads in international markets will also be pursued in this manner.

Liquidity, page 38

3.	Please continue to provide us with any updates, changes, or delays to the status of the expected revenues associated with the five executed contracts discussed on page 38 of the filing.

Response:

We can provide updates on each of the five executed contracts as the passage of time has occurred.  As of the date of the Form 10, the information is complete but further progress has occurred and we will be filing a Current Report under Form 8-K if this information cannot be included in the upcoming Annual Report under Form 10-K.

4.
We refer to your revisions made in response to prior comment 4. You state that the five executed contracts relating to pending installations are material to the growth of your company. Please provide your analysis as to why these contracts have not been filed as exhibits to your document. See Item 15 of Form 10 and Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

While the existence of the group of these contracts is material, each contract is for the sale of the Company's products and services which is its basic business model.  Furthermore, each contract requires confidentiality prior to fulfillment or other benchmarks which permit disclosure.  In some cases, contracts are entered into for installation of a casino or gaming facility which has not yet been announced or approved by a regulatory agency so disclosure is not appropriate and may, in certain circumstances, affect the outcome of pending approvals, for example.  If necessary, the contracts could be submitted as confidential documents for your review only but we do not believe we have the authority or right to violate confidentiality obligations.   We understand that contracts which might otherwise be material may be considered incomplete during those stages when uncertainties exist which also prohibit disclosure. Once each contract has reached a point of fulfillment where disclosure is permitted and appropriate, the contract will be described in a timely fashion under a Current Report under Form 8-K.  We will discuss the nature of confidentiality as a note to the discussion of pending but undisclosed contracts in a Second Amended Form 10-12G/A.  Without violating the non-disclosure provisions of each contract, we have disclosed as many material terms as possible.   As we understand it, the contracts are entered into in the ordinary course of business and Item 601(b)(10)(ii)(B) refers to a sale or purchase of a “major part” of the business which does not apply.  While Item 601(b)(10) would not include the contracts as required for a registration statement, we believe the size is material even though entered into during the ordinary course of business (selling the Company's products and services) so each will be discussed in a Current Report under Form 8-K when appropriate.

Contractual Obligations, page 39

5.
Your response to prior comment 7 refers to the terms of the obligation owed to Techrescue, however, the amounts due for “distributions due to the LLC members” appear to be pursuant to an agreement between the company and SueMac. Please explain the apparent inconsistencies between your response and your revised disclosures on page 40. In this regard, please clarify whether the $119,811 due at September 30, 2011 relates to the “inter-company” accounting for employee and other expenses due to Telerescue or whether it relates to interest on the unit purchase agreement due to SueMac as defined in Exhibit 10.3. Also, revise your footnote disclosures to include a detailed discussion of this obligation.

Response:

The $119,811 relates to the obligation owed to SueMac, Inc..  The reference to Techrescue was a typographical error.

In the Second Amended Form 10-12G/A, we will expand the footnote to include a discussion of the source of the obligation and the nature of the unit purchase agreement as follows:

The Unit Purchase Agreement was dated and effective as of May 29, 2007 between EC Development, LLC (LLC) and SueMac, Inc.  This Agreement provided that SueMac purchase 5% of the outstanding membership of the LLC initially with an option to purchase up to an additional 15%, as defined, with a repurchase option.  The purchase price for the units was equal to $100,000 per 1% of ownership interest purchased and totaled $1,500,000.  Upon execution of the purchase, SueMac was entitled to begin receiving quarterly preferred distributions equal to the cost of the money to the purchaser plus a premium of 20%.  As of September 30, 2011, the obligation due to SueMac, Inc. was $119,811.

The initial agreement was modified in August 2010 such that the entire obligation due to SueMac, Inc. will be satisfied by the issuance of 2,250,000 shares of the Company’s common stock in settlement of the initial obligation and interest accrued to date.  The modification further calls for additional interest to be accrued on the initial investment at the rate of $3,200, per month, until such time that the common stock of the Company is trading at or above $1.00, per share, for 20 consecutive trading days, notwithstanding that the share price of the common stock may fall below $1.00, per share, thereafter.  As of September 30, 2011, the parties continue to negotiate the terms.  The Company has continued to accrue increases on this obligation pending completion of negotiations and resolution.

6.
We further note that Exhibit 10.3 does not appear to be signed and or dated. Please clarify whether you have filed the final copy of the Unit Purchase Agreement with your exhibits or revise accordingly. In addition, pursuant to Item 3 of the Exhibit, it appears that you have a continuing obligation to pay interest to SueMac at a rate of $3,200 per month until such time that the company’s shares are trading at or above $1.00 for 20 consecutive days. Please explain further how these terms agree to your disclosures, which appear to indicate that you are only committed to make preferred distributions until such time as a registration statement is filed. Also, please clarify whether you continue to accrue each month for this obligation and if not, explain why. Further, tell us and revise note (a) to the contractual obligations table to disclose the current amount due under this obligation. In addition, please revise your financial statement footnote disclosures to include a discussion of this obligation.

Response:

We submitted the exhibit 10.3 exactly as the document was when signed but without images of signatures.  In our Second Amended Form 10-12G/A, we will include “/s/” to clarify that the document submitted was in fact the signed version. In the Second Amended Form 10-12G/A, we will clarify the current status of the obligations as follows:

Subsequent Events:  Management has undertaken negotiations with the management of SueMac, Inc. to liquidate the amounts due under the Unit Purchase Agreement, the result of which will be terminate this agreement and settle all amounts due between the parties for shares of common stock of the Company.  On March 22, 2012, the Company entered into a final agreement with SueMac, Inc. to resolve the issues arising from the prior modification to the agreement.  In exchange for 205,257 shares of the Company’s common stock, SueMac, Inc. considers all current obligations of the Company payable to SueMac, Inc. are now paid in full.

Item 6. Executive Compensation

Compensation Discussion and Analysis, page 43

7.
We note that you have chosen to include a “Compensation Discussion and Analysis” following your summary compensation table. We further note the increases in the base salaries of your three executive officers in 2011. Please describe the factors considered in your decision to materially increase the base salaries of your executive officers. Please note that Item 402(o) requires you to provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table.

Response:

Past compensation was limited due to insufficient cash flow and current compensation is at the level which the Company and its officers anticipated being set once cash flow was stabilized. In the Second Amended Form 10-12G/A, we will provide further disclosure as follows:

Past compensation to officers of the Company was limited due to insufficient cash flow and current compensation is at the level which the Company and its officers anticipated being set once cash flow was stabilized. The Company does not presently have a compensation committee with independent board members.

Notes to Consolidated Financial Statements

Note 5. Intangible Asset – Software, page F-9

8.
You indicate in your response to prior comment 14 that you will revise the disclosures in Note 5 to include an explanation of the cost-basis accounting decision agreement to value the intangible assets acquired from TechRescue. Our prior comment asked that you provide the specific accounting guidance relied upon by the LLC when initially accounting for this transaction in 2007. It is unclear how your response and revised disclosures addressed our prior comment. Please provide all the specific accounting guidance considered in accounting for this transaction and be sure your response addresses your consideration of the fact that this was a related-party transaction. Also, tell us how you determined the fair value of the software acquired in this transaction.

Response:

In the Second Amended Form 10-12G/A, we will include the guidance and a detailed discussion to clarify the basis as follows:

The inventors of the Tahoe Casino Management System are two of the officers of the Company (CEO and CTO).  In 2007, EC Development LLC entered into a promissory note with TechRescue in the amount of $10,000,000. The managing member representing the holder of the promissory note is currently an officer of the Company.  The note represents the consideration for the rights to the inventors’ intangible assets for business use in the Company back in 2007.  The value of the software patent was determined by the value of the promissory note, as agreed upon by the participants.

The merger of the LLC and the Company (f/k/a eNucleus, Inc.) preserved both the $10,000,000 obligation and the corresponding value of the intangible asset, which was the basis of the business of the Company; therefore, this intangible asset remained valued at the $10,000,000 historical cost.

For the initial accounting of the transaction in 2007, we consulted the guidance under ASC 850 – Business Combinations.  The guidance of ASC 850-30-5 indicates that when accounting for a transfer of assets between entities under common control, the entity that receives the net assets shall initially measure the asset at the amount recorded as the carrying value of the transferring entity at the date of transfer.  It also indicates that if the carrying value of the asset transferred differs from cost, the receiving entity should reflect the transferred asset at cost.   Given the relationship between Techrescue and the LLC, the value of the intangible asset was based upon cost.

9.
Please provide us with a copy of the patent purchase agreement between the company and Telerescue in fiscal 2007. Also, provide us with a copy of the $10.0 million note payable related to this asset purchase.

Response:

We have included the promissory note as requested.  The promissory note represents the consideration for the assignment of the rights to the inventors’ intangible assets.

10.
You state in your response to our prior comment 16 that you will provide additional clarification in the financial statement footnotes and the critical accounting policy disclosures to address our comment, however, it appears that no such revisions were made. As previously requested in prior comment 16 and also in comment 27 of our letter dated October 17, 2011, please revise to describe the methodologies and significant assumptions used in the impairment analysis for your software intangible asset. In this regard, provide a recap of the significant assumptions used in your discounted cash flow analysis and ensure you provide quantitative information such as growth rates, discount rates, etc. In addition, tell us how you determined that a five year discounted cash flow analysis supports the remaining 7.5 year useful life of this asset as of December 31, 2010.  Also, further explain how you determined that reliance on your discounted cash flow analysis was reasonable in light of your disclosure on page 31, which indicates that you are unable to accurately forecast your revenues and that no assurances can be made that you will become profitable or provide positive cash flows.

Response:

In a Second Amended Form 10-12G/A, we will clarify assumptions used in our discounted cash flow analysis as follows:

Upon merger and commencement of licensing of the software to customers, management had projected discounted cash flows for a five year period from 2011 through 2015, based on proposals and licensing agreements and determined that the fair value of the intangible assets was in excess of book value.

In testing the fair value of the Tahoe Casino Management System intangible assets, the Company constructed a cash flow analysis and has updated the analysis to include 2011 and extend through 2016.  Revenue for the year 2012 and 2013 and a portion of 2014 is based on both sales contracts signed and in progress and proposed.  The analysis assumes a 15% increase in revenue thereafter. The Company is using a five year projection of cash flows to incorporate both existing sales contracts and proposals, as well as to project future revenue.  The intangible asset is being amortized over ten years, however, since amortization commenced prior to the reverse acquisition, as of December 31, 2011, there are just over five years remaining on the life of the asset.  Therefore, the remaining life of the intangible asset coincides with the five year cash projection through 2016.

The Company assumed levels of payroll, outside services and marketing to be a ratio of revenue per year.  Amortization of the intangible asset of $1,000,000, per year, continues through 2015 and the Company included a capital expenditure of approximately $50,000 in 2012 for office furniture and equipment to accommodate the rapid growth. The present value of income, net of an estimated tax rate of 40%, was calculated using a rate of 25% which is the expected cost of capital, or the interest rate, the Company believes an investor would require to put money into the business.

Once calculated, the present value of the cash flows for the five years, through 2016, would present a value to the Company of the use of the Tahoe Casino Management System intangible assets of approximately $25,000,000, significantly in excess of its carrying value of $10,000,000.

The risks outlined on page 31 were intended to present a conservative attitude toward the profitability of the Company and although the Company has forecasted profitable operations and positive cash flows over the next five years, management believes that there can never be a guarantee that the Company will successfully obtain its forecasted goals.  As the risk factors indicate, the Company advises investors that its business model is based on factors beyond its control but that business model will otherwise likely result in profitability and to suggest otherwise would not be accurate.  The language in a Second Amended Form 10-12G/A will be changed to reflect our belief that although management has forecasted profitable operations over the next five years, we cannot guarantee that we will become profitable based on our forecasts.

Note 11. Subsequent Events

Warrant, page F-13

11.
We note to your response to prior comment 17. However, your response and amendment do not describe the exercise and adjustment provisions for the warrants issued during fiscal 2011 nor how you considered such provisions in your accounting for the warrants, as previously requested. In this regard, tell us how you considered the terms of such warrants in determining whether classification as a liability or equity is appropriate. In your response, specifically address your consideration of the guidance in ASC 815 in your accounting for such warrants. In addition, tell us your consideration to include the warrant agreement as an Exhibit to your registration statement pursuant to Item 601 of Regulation S-K.

Response:

In the Second Amended Form 10-12G/A, we will discuss the terms of the warrants issued during fiscal 2011 as follows:

On February 7, 2011, as amended, the Company entered into a Common Stock Warrant Agreement (Agreement) with a purchaser to sell a warrant to purchase up to an initial aggregate of 1,331,000 shares of the Company’s common stock at a purchase price of $0.60, per share.  The warrant is exercisable through one year from the date of issuance..  The warrant provides for no cashless exercise and the Company covenants to have authorized and reserved shares for issuance as would be required upon complete exercise of the warrant.

The number and kind of securities purchasable upon the exercise of the warrant and the warrant price shall be subject to adjustment in the event of: (1) any reclassification or change of outstanding securities issuable upon exercise of the warrant; (2) any consolidation or merger of the Company, unless the Company is the surviving corporation,; and (3) any sale or transfer to another corporation of all, or substantially all, of the property of the Company.  In such events, the Company or successor or purchasing corporation shall execute a new warrant which will provide that the holder shall have the right to exercise the new warrant and purchase comparable securities, without extending the time for exercise.  The warrant is subject to be proportionately reduced or increased if at any time while the warrant is outstanding the common stock undergoes a split.  The warrant does not provide for any other adjustment or reset of the price for common stock to be acquired.

The Agreement calls for an early termination of rights in the event that the closing price of the Company’s common stock as reported by the OTC Markets for each of fifteen successive days the stock is traded shall be above the product of the warrant price multiplied by 150%.  In this event, the last day on which the warrant may be exercised shall be the 60th day following the 15th successive day the closing price exceeds that level.

As of December 31, 2011, a warrant to purchase an aggregate of 1,331,000 shares of the Company’s common stock was sold under the Agreement for $698,600.  The proceeds of the sale of the warrant were recorded as additional paid-in-capital. In accordance with ASC 815, Derivative and Hedging, 815-40, Contracts in Entity’s Own Equity, if the contract is a net cash settlement, the amount of cash paid or received should be reported as a reduction of, or an addition to, contributed capital.

Under this agreement with the purchaser, a warrant to purchase 166,667 shares of the Company’s common stock, valued at $100,000, was applied against the distributions due to LLC members.

Exhibit 23.1

12.
We note that the consent filed with your January 27, 2012 Form 10-12G/A refers to your Form 10 dated November 23, 2011. Please revise accordingly and ensure that your future consents refer to the correct filing.

 Response:

The consent of our independent accountant will include the corrected references to the correct filing on the Second Amended Form 10-12G/A.

Yours truly,

STEVEN D. TALBOT, P.S.

/s/ Steve Talbot

PROMISSORY NOTE

$ l0,000,000

Shawnee, Oklahoma

January 1, 2007

FOR VALUE RECEIVED, the undersigned promises to pay to the order of TechRescue, LLC, at its principal office at 400 West MacArthur Street, Shawnee, Oklahoma 74801, or at such other place or places as the holder hereof from time to time may designate in writing, the principal sum of Ten Million and No/ 100s dollars ($10,000,000) lawful money ofthe United States, together with interest in like lawful money from the date hereof at the rate of six percent (6%) per annum on the unpaid balance.

The principal balance shall be payable on demand, however, the entire principal, together with all accrued interest shall be due and payable no later than 30 days after the Maker is sold or undergoes a Change in Ownership or Control. A “Change of Ownership or Control” shall mean a merger, acquisition, or other business combination in which  percent (50%) or more of Maker’s outstanding voting stock or controlling interest is transferred to [a] different ho1der(s) in a single transaction or a series of related transactions.

Time is of the essence of this Promissory Note. Upon default in payment of any demand for interest or principal, with such default remaining uncured for a period of ten (10) days following written notice from Payee or holder to Maker, then at the option of Payee or holder, the entire net indebtedness hereunder shall, without prior notice, become immediately due and payable. Interest after the expressed, or any accelerated maturity date, shall be at the rate of twelve percent (12%) per annum.

F or value received each and every party signing or endorsing this Promissory Note hereby severally waives presentment, demand, protest, notice of non-payment; and further waives any defense of release or discharge arising from any extension of time, discharge of a prior party or other cause other than actual payment in full hereof; and further, such party binds themselves hereon as principal, not as a surety; promises in the event this Promissory Note is placed in the hands of an attorney for collection after default, whether or not suit is brought, to pay in addition to the costs and fees provided by law, all reasonable costs and expenses of collection or suit, including, but not limited to, reasonable attorneys' fees. The venue of any suit for collection of this Promissory Note shall be laid in Pottawatomie County, Oklahoma.

It is the intention of Payee to charge Maker a lawful rate of interest, and in the event it is determined by any court of competent jurisdiction that any rate herein provided for exceeds the maximum permitted by law for a transaction ofthe character evidenced by this Promissory Note, the amounts so determined to be above the legal rate shall be applied against the last installment(s) of principal due hereunder, or, if such principal has been paid or otherwise at the discretion of Payee or holder of this Promissory Note, the excess shall be refunded to Maker, on demand, without interest and the interest rate specified in this Promissory Note shall be reduced to the maximum rate permitted by law for the type of transaction to which this Promissory Note pertains.

In the event it is reasonably necessary for either party to employ counsel or incur expense, in or out of court, or in any bankruptcy or reorganization proceedings, to enforce, establish or protect such party's rights hereunder, such party who prevails therein or so protects or establishes such party's rights hereunder shall be entitled to recover all reasonable attorneys' fees and expenses so incurred. All payments and reimbursements required by this paragraph shall be due and payable on demand, and may be offset against any sums owed to the party so liable in order of maturity, and shall bear interest at the rate of twelve percent (12%), per annum, from the date of demand to and including the date of collection or the due date of any sum against which the same is offset, as the case may be.

Maker certifies and agrees that the debt evidenced by this Promissory Note was incurred by Maker for business purposes and not for personal, family or household purposes.

DATED this 1st day of January, 2007.

EC Development, LLC

By:    /s/ Eugene A. Estep
Eugene A. Estep, Managing Member